UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      (Amendment No. ___)*

                        ASSURE DATA, INC.
----------------------------------------------------------------
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
-----------------------------------------------------------------
                 (Title of Class of Securities)

                           04622C 1 03
               -----------------------------------
                          (CUSIP Number)

                      Ronald L. Brown, Esq.
                        Andrews Kurth LLP
                   1717 Main Street, Suite 3700
                       Dallas, Texas 75201
                          (214) 659-4400
 --------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        November 6, 2006
              ------------------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), (f) or (g), check the following box.   [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 04622C 1 03                                Page 2 of 4

  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Patricia Gunter

  2    CHECK THE APPROPRIATE BOX                   (a) [   ]
       IF A MEMBER OF A GROUP                      (b) [ X ]

  3    SEC USE ONLY


  4    SOURCE OF FUNDS

            PF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)     [   ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Texas

                     7   SOLE VOTING POWER
                             416,666
    NUMBER OF
     SHARES          8   SHARED VOTING POWER
  BENEFICIALLY               0
    OWNED BY
      EACH
    REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON                  416,666
      WITH
                    10   SHARED DISPOSITIVE POWER

                             0

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON

                      416,666

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES      [   ]


       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      25.3%

       14        TYPE OF REPORTING PERSON

                      IN

                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-1

Note:     This Schedule 13D is being filed in connection with the
effectiveness of the Registrant's registration of its shares of common stock under the Securities Exchange Age of 1934 upon the filing of a Form 8-A to register such shares.

ITEM 1.   Security and Issuer.
          -------------------

     This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Assure Data, Inc., a Nevada corporation (the "Issuer") and is being filed by Patricia Gunter (the "Reporting Person"). The Issuer's principal executive offices are located at 6680 Yosemite, Dallas, Texas 75214.

ITEM 2.   Identity and Background.
          -----------------------

        (a)  Name.  The name of the Reporting Person is Patricia
             Gunter.

        (b) Business Address. The business address for the Reporting Person is 174 FM 1830, Argyle, Texas 76226.

        (c) Occupation and Employment. The Reporting Person is an investor.

(d) and (e) Proceedings.  During the previous five (5) years, the
            Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Citizenship. The Reporting Person is a Texas resident and a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The Reporting Person is the beneficial owner of 416,666 shares (the "Shares") of the Issuer's Common Stock which she acquired as follows: 266,666 shares acquired in a private placement in November 2002 for $267 and 150,000 shares acquired in August 2005 in a public offering for $75,000.

ITEM      4.   Purpose of Transaction.
          ----------------------

     The Shares were acquired by the Reporting Person for investment purposes. The Reporting Person intends to periodically review her investment in the Issuer and, based on a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions.

     The Reporting Person does not have any current plans or proposals which would relate to or would result in:

     * any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; provided, however, that the Reporting Person and the Issuer may seek to identify one or more operating companies for an acquisition in which the Issuer would be the surviving company;

     * a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

     * any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     * any material change in the present capitalization or dividend policy of the Issuer;

     * any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company Act of 1940;

     * changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

     * causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     * a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act; or

     *    any action similar to any of those enumerated above.

     The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.   Interests in Securities of the Issuer.
          -------------------------------------

     (a)  Aggregate Number and Percentage of Securities.  The
          Reporting Person is the record and beneficial owner of 416,666 shares of Common Stock of the Issuer, representing approximately 25.3% of the class.

     (b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

     (c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

     (d)  Certain Rights of Other Persons.  Not applicable.

     (e)  Date Ceased to be a 5% Owner.  Not applicable.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

     The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

          None

     After reasonable inquiry, and to the best of the Reporting
Person's knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  November 6, 2006


                                   /s/ Patricia Gunter
                              ----------------------------------
                                   Patricia Gunter

            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
           criminal violations (See 18 U.S.C.  1001).





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